Exhibit 99.1

Bitauto Holdings Limited to Hold 2011 Annual General Meeting on November 8, 2011

Beijing, China, September 29, 2011 – Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced that it will hold its 2011 annual general meeting of shareholders at 30/F, China World Office 2, No. 1 Jian Guo Men Wai Avenue, Beijing 100004, People’s Republic of China on November 8, 2011 at 11:00 AM local time.

Holders of record of the Company’s ordinary shares at the close of business on October 3, 2011 are entitled to notice of, and to vote at, the annual general meeting and any adjourned meeting thereof. Registered holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through Citibank, N.A, the depositary of the Company’s ADS program.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, are available on the Investor Relations section of the Company’s website at http://ir.bitauto.com. Bitauto Holdings Limited has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2010, with the U.S. Securities and Exchange Commission (the “SEC”). Bitauto Holdings Limited’s Annual Report can be accessed on the SEC’s website at http://www.sec.gov.

Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Annual Report free of charge by emailing to ir@bitauto.com or by writing to:

Bitauto Holdings Limited

6th Floor, New Century Hotel Office Tower

No. 6 South Capital Stadium Road

Beijing 100044, People’s Republic of China

Attention: IR Department

About Bitauto Holdings Limited

Bitauto Holdings Limited is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. The Company’s bitauto.com and ucar.cn websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. The Company also distributes its dealer customers’ automobile pricing and promotional information through its partner websites, including major portals operated by Tencent, Sina, Netease, Yahoo China and Tom Online, as well as social networking websites Renren and Kaixin.

Bitauto manages its businesses in three segments, namely bitauto.com business, ucar.cn business and digital marketing solutions business. The Company’s bitauto.com business provides subscription services to new automobile dealers that enable them to list pricing and promotional information on the Company’s bitauto.com website and partner websites. The Company also provides advertising services to dealers and automakers on its bitauto.com website. The Company’s ucar.cn business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the Company’s ucar.cn website and partner websites. The Company also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its ucar.cn website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

Bitauto Holdings Limited’s ADSs, of which each represents one ordinary share, are currently trading on the New York Stock Exchange under the symbol “BITA.” For more information about Bitauto Holdings Limited, please visit ir.bitauto.com.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

Martin Reidy

Brunswick Group LLP

Tel: +86-10-5960-8600

bitauto@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

Tel: +1-212-333-3810

bitauto@brunswickgroup.com